SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:    000-19182

For the month of:         May 2006

ALLIED GOLD LIMITED
(Translation of registrant’s name into English)

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, W.A. 6106 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIED GOLD LIMITED (Registrant)

Date: July 12, 2006	By: /s/ Albert Longo Albert Longo Corporate Secretary

EXHIBIT INDEX

1.	Press Release dated May 3, 2006

2.	Press Release dated May 3, 2006

3.	Press Release dated May 4, 2006

4.	Press Release dated May 8, 2006

5.	Appendix 3B dated May 11, 2006

6.	Form 603 dated May 12, 2006

7.	Press Release dated May 15, 2006

8.	Appendix 3B dated May 19, 2006

9.	Form 604 dated May 30, 2006

EXHIBIT 1

EXHIBIT 2

EXHIBIT 3

EXHIBIT 4

EXHIBIT 5

EXHIBIT 6

EXHIBIT 7

EXHIBIT 8

EXHIBIT 9

ALLIED GOLD LIMITED

3 May 2006

Australian Stock Exchange
Company Announcements Office

Press release - 3 May 2006

Allied Gold Limited – Admission to London's AIM

- **Advanced gold mining and exploration projects in eastern Papua New Guinea**
- **Core Simberi project production target - first half of 2007 - estimated 75,000 ounces per annum**

Allied Gold Limited (ticker "ALD") ("Allied Gold" or the "Company"), the ASX listed Company developing the Tabar Islands gold project in Papua New Guinea, today announced the commencement of trading of its securities on London's Alternative Investment Market (AIM).

Mirabaud Securities Limited is acting as broker with Beaumont Cornish Limited as nominated advisor for Allied Gold's AIM listing.

Allied Gold's main assets are located in the eastern Papua New Guinea Tabar Islands, a group of Islands consisting of the Simberi, Tatau and Big Tabar Islands. The Company is focused on the near term development of its key asset, the 100% owned Simberi Oxide Gold Project, as well as exploration for gold and copper on the adjacent Tatau and Big Tabar Islands.

Allied Gold joins AIM with £21 million (A$51.7 million) of funds previously raised in Europe and Australia. The Company will use the funds to progress construction and commissioning of its wholly owned Simberi Oxide Gold Project. Funds will also be allocated to the continuation of exploration and evaluation of identified mineralised targets on the Tatau and Big Tabar Islands and for the acquisition of additional assets.

Ongoing exploration work by Allied Gold has confirmed gold resources on Simberi Island comprising 46.8 million tonnes @ 1.51g/t for 2.27 million ounces of gold. Annual treatment of 2 million tonnes of ore producing 75,000 ounces of gold is on target to commence in the second quarter of 2007.

Commenting on the London listing, Allied Gold's Managing Director, Mr Wayne Loxton, said:

"The introduction to AIM will raise Allied Gold's profile in Europe and widen our shareholder base outside Australia. Our London AIM quotation and the establishment of a European presence will significantly improve our profile as we make the transition in mid 2007 to gold producer. The first step in Allied's growth strategy going forward is to bring the Simberi

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4894 Email: info@alliedgold.com.au
www.alliedgold.com.au

Oxide Gold Mining project into production. The anticipated robust project cash flow will provide a foundation for continued exploration on Simberi and to explore for both gold and base metals throughout the Tabar Islands Group."

-End-

For more information:

Wayne Loxton Managing Director	T:+61 8 93533638
Australian public relations Kevin Skinner – Field Public Relations	T +618 8234 9555 M 0414 822 631 Email Kevin@fieldpr.com.au
UK public relations Abigail Singleton / Leesa Peters Conduit PR	T: +44 (0) 20 7429 6606 M: +44 (0) 77 39461061 Emails: abigail@conduitpr.com leesa@conduitpr.com
Roland Cornish Beaumont Cornish - Nomad	T: +44 (0) 20 7628 3396

The Tabar Islands Gold Project

The Tabar Islands lie in the eastern part of the New Ireland Province in Papua New Guinea, covering an area of approximately 270 square kilometres. Modern exploration of the Tabar Islands commenced in 1981 after minerals title was awarded to Nord Pacific Ltd.

Allied Gold holds 100% interests in a granted mining lease on Simberi Island and an exploration licence which covers the remainder of the Tabar Islands Group. Allied originally acquired control of these licences through a Plan of Arrangement which was completed in September 2004. Pursuant to the Plan, Allied acquired full ownership of Nord Pacific Ltd whose principal asset was a 50% interest in the Simberi Mining Joint Venture (SMJV) and a 99% interest in the Tabar Exploration Joint Venture (TEJV) with Toronto listed Simberi Gold Corporation. Subsequently, Allied bought out Simberi Gold Corporation's interest in these joint ventures and it now owns 100% of the Simberi Oxide Gold Project.

Simberi Island – Oxide Gold Project – Development

All of the currently identified gold resources and reserves are located on Simberi Island, the northern most of the mineralised islands forming the Tabar Island Group. Allied Gold is the sole owner and operator of the Simberi Oxide Gold Project and the Company is committed to progressing project development and commissioning as rapidly as possible.

During April 2005, Allied Gold mandated RMB Resources Limited ("Rand") to provide project finance for the development of the Simberi Oxide Gold Project and Allied recently announced the acceptance of a Credit Approved Project Finance Facility arranged by Rand. The Company believes that the relationship with Rand is a major step forward for the fast-track development of the project, particularly in light of Rand's demonstrated commercial and technical operations expertise gained from its existing presence in PNG.

Based on recent Feasibility Studies, Allied Gold proposes to develop open-cut mining operations and transport ore to a centrally located processing facility via an aerial ore conveying system and by trucking ore from nearby satellite pits.

Allied Gold has landowner, local community, Provincial and National Government support and has permits and approvals already in place to facilitate the commencement of production in 2007.

Directors and Senior Management

Mark Caruso – Chairman
Mark is a Director of Simto Australia Pty Ltd which is involved in mining, earthmoving and civil engineering construction earthworks. He is also a Director of Mineral Commodities Limited (since September 2000) and CI Resources Limited (since October 2003). Former Directorships of public listed companies in the last 3 years are Fortescue Metals Group Limited (June 2002 until November 2003) and ORT Limited (August 2003 until August 2005).

Wayne Loxton – Managing Director
Over the last twenty six years Wayne has held executive positions for a number of companies including Managing Director of three publicly listed companies. Wayne's experience lies within the gold and base metal industries in both underground and open-pit mining operations in North America, Ghana, Philippines, Indonesia, Papua New Guinea, Zimbabwe and Fiji. Wayne is a Mining Engineer with extensive project development and operations experience. He has also completed project finance agreements and implemented hedging strategies and capital raising programs.

Jeff Moore – Non-executive Director
Jeff has more than 20 years of exploration and mining industry experience for Australian publicly listed companies since graduating as a geologist in Western Australia. During the last 15 years he has held board positions for several ASX listed companies gaining exposure to a range of commodities. Between September 1989 and January 2004, Jeff was a Director of Mount Burgess Mining NL.

Gregory Steemson – Non-executive Director
Gregory is a qualified geologist and geophysicist with an extensive background in exploration, development and management of mining projects. He is also a Director of Mineral Commodities Limited (since January 2001) and Sandfire Resources NL (since June 2003). Between June 2002 and July 2003, Gregory was a Director of FMG.

Ross Hastings – Project Manager
Senior Project Manager Roles at Ok Tedi and Misima Gold Mines in PNG from 1983 to 1994. Ross has been involved with the Tabar Islands Project since 1996.

ALLIED GOLD LIMITED

3 May 2006

Australian Stock Exchange
Company Announcements Office

Press release - 3 May 2006

Allied Gold Limited – Admission to London's AIM

- **Advanced gold mining and exploration projects in eastern Papua New Guinea**
- **Core Simberi project production target - first half of 2007 - estimated 75,000 ounces per annum**

Allied Gold Limited (ticker "ALD") ("Allied Gold" or the "Company"), the ASX listed Company developing the Tabar Islands gold project in Papua New Guinea, today announced the commencement of trading of its securities on London's Alternative Investment Market (AIM).

Mirabaud Securities Limited is acting as broker with Beaumont Cornish Limited as nominated advisor for Allied Gold's AIM listing.

Allied Gold's main assets are located in the eastern Papua New Guinea Tabar Islands, a group of Islands consisting of the Simberi, Tatau and Big Tabar Islands. The Company is focused on the near term development of its key asset, the 100% owned Simberi Oxide Gold Project, as well as exploration for gold and copper on the adjacent Tatau and Big Tabar Islands.

Allied Gold joins AIM with £21 million (A$51.7 million) of funds previously raised in Europe and Australia. The Company will use the funds to progress construction and commissioning of its wholly owned Simberi Oxide Gold Project. Funds will also be allocated to the continuation of exploration and evaluation of identified mineralised targets on the Tatau and Big Tabar Islands and for the acquisition of additional assets.

Ongoing exploration work by Allied Gold has confirmed gold resources on Simberi Island comprising 46.8 million tonnes @ 1.51g/t for 2.27 million ounces of gold. Annual treatment of 2 million tonnes of ore producing 75,000 ounces of gold is on target to commence in the second quarter of 2007.

Commenting on the London listing, Allied Gold's Managing Director, Mr Wayne Loxton, said:

"The introduction to AIM will raise Allied Gold's profile in Europe and widen our shareholder base outside Australia. Our London AIM quotation and the establishment of a European presence will significantly improve our profile as we make the transition in mid 2007 to gold producer. The first step in Allied's growth strategy going forward is to bring the Simberi

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4894 Email: info@alliedgold.com.au
www.alliedgold.com.au

Oxide Gold Mining project into production. The anticipated robust project cash flow will provide a foundation for continued exploration on Simberi and to explore for both gold and base metals throughout the Tabar Islands Group."

-End-

For more information:

Wayne Loxton Managing Director	T:+61 8 93533638
Australian public relations Kevin Skinner – Field Public Relations	T +618 8234 9555 M 0414 822 631 Email Kevin@fieldpr.com.au
UK public relations Abigail Singleton / Leesa Peters Conduit PR	T: +44 (0) 20 7429 6606 M: +44 (0) 77 39461061 Emails: abigail@conduitpr.com leesa@conduitpr.com
Roland Cornish Beaumont Cornish - Nomad	T: +44 (0) 20 7628 3396

The Tabar Islands Gold Project

The Tabar Islands lie in the eastern part of the New Ireland Province in Papua New Guinea, covering an area of approximately 270 square kilometres. Modern exploration of the Tabar Islands commenced in 1981 after minerals title was awarded to Nord Pacific Ltd.

Allied Gold holds 100% interests in a granted mining lease on Simberi Island and an exploration licence which covers the remainder of the Tabar Islands Group. Allied originally acquired control of these licences through a Plan of Arrangement which was completed in September 2004. Pursuant to the Plan, Allied acquired full ownership of Nord Pacific Ltd whose principal asset was a 50% interest in the Simberi Mining Joint Venture (SMJV) and a 99% interest in the Tabar Exploration Joint Venture (TEJV) with Toronto listed Simberi Gold Corporation. Subsequently, Allied bought out Simberi Gold Corporation's interest in these joint ventures and it now owns 100% of the Simberi Oxide Gold Project.

Simberi Island – Oxide Gold Project – Development

All of the currently identified gold resources and reserves are located on Simberi Island, the northern most of the mineralised islands forming the Tabar Island Group. Allied Gold is the sole owner and operator of the Simberi Oxide Gold Project and the Company is committed to progressing project development and commissioning as rapidly as possible.

During April 2005, Allied Gold mandated RMB Resources Limited ("Rand") to provide project finance for the development of the Simberi Oxide Gold Project and Allied recently announced the acceptance of a Credit Approved Project Finance Facility arranged by Rand. The Company believes that the relationship with Rand is a major step forward for the fast-track development of the project, particularly in light of Rand's demonstrated commercial and technical operations expertise gained from its existing presence in PNG.

Based on recent Feasibility Studies, Allied Gold proposes to develop open-cut mining operations and transport ore to a centrally located processing facility via an aerial ore conveying system and by trucking ore from nearby satellite pits.

Allied Gold has landowner, local community, Provincial and National Government support and has permits and approvals already in place to facilitate the commencement of production in 2007.

Directors and Senior Management

Mark Caruso – Chairman
Mark is a Director of Simto Australia Pty Ltd which is involved in mining, earthmoving and civil engineering construction earthworks. He is also a Director of Mineral Commodities Limited (since September 2000) and CI Resources Limited (since October 2003). Former Directorships of public listed companies in the last 3 years are Fortescue Metals Group Limited (June 2002 until November 2003) and ORT Limited (August 2003 until August 2005).

Wayne Loxton – Managing Director
Over the last twenty six years Wayne has held executive positions for a number of companies including Managing Director of three publicly listed companies. Wayne's experience lies within the gold and base metal industries in both underground and open-pit mining operations in North America, Ghana, Philippines, Indonesia, Papua New Guinea, Zimbabwe and Fiji. Wayne is a Mining Engineer with extensive project development and operations experience. He has also completed project finance agreements and implemented hedging strategies and capital raising programs.

Jeff Moore – Non-executive Director
Jeff has more than 20 years of exploration and mining industry experience for Australian publicly listed companies since graduating as a geologist in Western Australia. During the last 15 years he has held board positions for several ASX listed companies gaining exposure to a range of commodities. Between September 1989 and January 2004, Jeff was a Director of Mount Burgess Mining NL.

Gregory Steemson – Non-executive Director
Gregory is a qualified geologist and geophysicist with an extensive background in exploration, development and management of mining projects. He is also a Director of Mineral Commodities Limited (since January 2001) and Sandfire Resources NL (since June 2003). Between June 2002 and July 2003, Gregory was a Director of FMG.

Ross Hastings – Project Manager
Senior Project Manager Roles at Ok Tedi and Misima Gold Mines in PNG from 1983 to 1994. Ross has been involved with the Tabar Islands Project since 1996.

ALLIED GOLD LIMITED

PRESS RELEASE
4 May, 2006

Australian Stock Exchange
Company Announcements Office

"This press release is not for dissemination in the United States and shall not be disseminated to United States news services"

ALLIED PLACES US$10,000,000 INCLUDING PLACEMENT TO MAJOR INTERNATIONAL INSTITUTIONS

Allied Gold Limited (AGLD), the emerging gold producer with gold and base metal exploration projects located in eastern Papua New Guinea Tabar Islands today announces the completion of the placement of 21,800,000 ordinary shares at A$0.60 per share to raise A$13,080,000 (approximately US$10,000,000) before expenses.

The placement has been made to international institutional clients of UK based Mirabaud Securities Limited. The placement has been made under the Company's 15% placement capacity in terms of ASX LR 7.1. and accordingly no shareholder or regulatory approvals are required under the ASX Rules.

This placement brings the total raised in equity markets since December 2005 to A$64.8 million (approximately GBP27 million).

Wayne Loxton, Allied Gold's Managing Director, commented:

"The funds raised in the placement will be applied to enhancing development of the Simberi Oxide Gold Project into gold production in Q2 2007 as well as providing additional funding for wider exploration in the Tabar Islands. In particular Allied Gold will investigate the outright purchase of key logistical equipment such as a barge for transportation of heavy goods and equipment to and from the Tabar Islands and the mainland, and the purchase of one or more drill rigs. Such purchases of key items of equipment will not only provide operating cost savings, but will enable the Company to schedule critical path logistical movements to suit its own planning, and to plan further ahead for exploration drilling.

ALLIED GOLD LIMITED

"The company is continuing to broaden its international shareholder base which provides global recognition from the investment community for the Company and the Tabar Islands assets .This placement demonstrates the continued investor support for the robust economics of the Simberi Oxide Gold Project together with the significant exploration upside potential in a rising gold market."

The new ordinary shares will when issued rank pari passu with the existing ordinary shares in issue. Application will be made for the new ordinary shares to be admitted to trading on the ASX and AIM, and trading in such shares is expected to become effective on 11 May 2006. The placing is subject to settlement and admission of the new ordinary shares to trading on the ASX and AIM.

Yours faithfully

Wayne Loxton
Managing Director

For more information:

Wayne Loxton Managing Director	T:+61 8 93533638
Australian public relations Kevin Skinner – Field Public Relations	T +618 8234 9555 M 0414 822 631 Email Kevin@fieldpr.com.au
UK public relations Abigail Singleton / Leesa Peters Conduit PR - FPR	T: +44 (0) 20 7429 6606 M: +44 (0) 77 39461061 Emails: abigail@conduitpr.com leesa@conduitpr.com
Roland Cornish Beaumont Cornish - Nomad	T: +44 (0) 20 7628 3396

Forward-Looking Statements.

This press release contains forward-looking statements concerning the projects owned by Allied. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in

development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy.

This communication is not a solicitation of a proxy from any security holder of Allied, nor is this communication an offer to purchase nor a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).

ALLIED GOLD LIMITED
ACN 104 855 067

8 May 2006

Company Announcements Office
Australian Stock Exchange Ltd
ASX Release

"This press release is not for dissemination in the United States and shall not be disseminated to United States news services"

ADDITIONAL GOLD INTERCEPTS AT SAMAT AND BEKOU

DRILLING/SAMPLING UPDATE – SIMBERI GOLD PROJECT

Drilling Highlights

Additional gold intercepts have been returned from drilling at the Samat and Bekou areas on Simberi Island, offshore Papua New Guinea including:

Samat Area

- **22m at 1.69g/t gold** from 6m and **17m at 1.58g/t gold** from 36m in RC1199.

Bekou Area

- **10m at 1.52g/t gold** from 21m in RC1209.

Drilling programmes are ongoing, with recent activity focussing on sterilisation of the proposed rope conveyor terminus at Sorowar.

Oxide Exploration – Samat and Bekou Areas

During the course of drilling IP targets at Samat, RC1199 precollar intersected good oxide gold mineralization close to the edge of the proposed Samat North oxide pit.

At Bekou, to the immediate west of Samat South, forty-eight shallow RC holes were drilled (1,122 metres of drilling, average hole depth 23.4 metres) to further test known oxide (and underlying sulphide) gold mineralization. To date, assay results have been received for only eight of these holes. The occurrence and depth extent of oxide material, and both oxide and sulphide gold grades, suggest gold mineralisation is focussed along a structure followed by Botlu Creek.

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4894 Email: info@alliedgold.com.au
Web: www.alliedgold.com.au

Significant results are tabulated below:

SAMAT AREA – OXIDE TARGETS								
Drillhole	**Northing (mN) Simb grid**	**Easting (mN) Simb grid**	**Dip/Azimuth (°) Simb grid**	**From (m)**	**To (m)**	**Interval (m)**	**Grade (g/t Au)**	**Mineralisation Type**
RC1199	7,850	9,800	-70°/180°	6	28	22	1.69[1]	Ox, Tr, Su
			incl.	6	17	11	2.11	Ox, Tr
			and	20	23	3	2.40	Ox
			and	26	27	1	3.47	Ox
				36	53	17	1.58[1]	Ox, Tr, Su
			incl.	37	41	4	1.38	Ox
			and	44	53	9	2.17	Ox
BEKOU AREA – OXIDE/SULPHIDE TARGETS								
RC1205	7,139	9,220	-90°/000°	0	4	4	0.98	Ox
				13	15	2	1.31	Su
RC1209	7,076	9,194	-90°/000°	21	31	10	1.52	Su

Note:

Assaying for gold by fire assay (50gm) with AAS finish (ALS Chemex Laboratories – Townsville)

Sorowar mineralisation types are:

Ox = oxide material – extremely weathered (average cyanide leach recovery 92%)
Tr = transitional material – distinctly weathered (average cyanide leach recovery 72%)
Su = sulphide material – slightly weathered to fresh (average cyanide leach recovery 66%)

Intercept interval cutoffs: [1] = 0.5g/t Au; otherwise 1.0g/t Aucutoff - "including" cutoff 1.0g/t Au, "with" cutoff 10.0g/t Au.

Drillhole locations at Bekou are shown in the plan below.



Geophysical Sulphide Target Drilling - Samat Area

Four holes were drilled in the Samat area to test geophysical IP targets (RC1198DD, RC1199DD, RC1200DD and RC1201DD). Minor gold intercepts were encountered in the target zones.

Results are tabulated below:

SAMAT AREA - IP TARGETS								
Drillhole	Northing (mN) Simb grid	Easting (mN) Simb grid	Dip/Azimuth (°) Simb grid	From (m)	To (m)	Interval (m)	Grade (g/t Au)	Mineralisation Type
RC1198 RC1198DD	7,358	9,703	-75°/187°	136	137	1	1.02	Su
				215	216	1	1.15	Su
				246	247	1	1.18	Su
RC1199 RC1199DD	7,850	9,800	-70°/180°	62	63	1	1.10	Su
				164	165	1	1.04	Su
				166	168	2	1.05	Su
RC1200 RC1200DD	7,710	9,710	-73°/199°	28	31	3	1.88	Su
				81	90	9	3.00	Su

Note:

Assaying for gold by fire assay (50gm) with AAS finish (ALS Chemex Laboratories – Townsville)

Simberi mineralisation types are:

Ox = oxide material – extremely weathered (average cyanide leach recovery >90%)
Tr = transitional material – distinctly weathered (average cyanide leach recovery 50-90%)
Su = sulphide material – slightly weathered to fresh (average cyanide leach recovery <50%)

Intercept interval cutoffs: [1] = 0.5g/t Au; otherwise 1.0g/t Aucutoff - "including" cutoff 1.0g/t Au, "with" cutoff 10.0g/t Au.

Yours faithfully
ALLIED GOLD LIMITED

W Loxton
Managing Director

The information in this Stock Exchange Announcement that relates to exploration results, together with any related assessments and interpretations, has been approved for release by Mr. M Binns, M.Sc., M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Binns has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves".

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ALLIED GOLD LIMITED

ABN

86 104 855 067

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	22,950,000 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary shares – fully paid.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	21,800,000 @ 60 cents 1,000,000 @ 30 cents 150,000 @ 20 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	21,800,000 Placement 1,150,000 conversion of options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 to 11 May 2006

+ See chapter 19 for defined terms.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
266,607,299	Ordinary (ALD)
24,567,411	Options (ALDO)

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,000,000	Options expiring 31 Dec 2006 exercisable at $0.25
3,100,000	Options expiring 31 Dec 2008 exercisable at $0.50
3,000,000	Options expiring 30 June 2007 exercisable at $0.30
2,000,000	Options expiring 30 June 2007 exercisable at $0.40

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

The company does not expect to pay dividends in the next 12 months.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 11 May 2006

Print name: DAVID LYMBURN...

== == == == ==

+ See chapter 19 for defined terms.

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Allied Gold Limited
ACN/ARSN	

1. Details of substantial holder (1)

Name	North Sound Capital LLC - See Annex A
ACN/ARSN (if applicable)	Not Applicable

The holder became a substantial holder on 11 / 5 / 2006

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary shares	15,850,000	15,850,000	6.5%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
See Annex A	See Annex A	ordinary shares – 15,850,000

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of Securities	Person entitled to be registered as holder (8)	Class and number of securities
See Annex A	North Sound Legacy Institutional Fund LLC	North Sound Legacy Institutional Fund LLC	ordinary shares – 4,437,999
See Annex A	North Sound Legacy International Ltd.	North Sound Legacy International Ltd.	ordinary shares – 11,412,001

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
See Annex B				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
See Annex A	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
North Sound Capital LLC	20 Horseneck Lane Greenwich, CT 06830 United States of America

Signature

print name **Andrew B. David** capacity General Counsel

sign here date May 12, 2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of 'associate' in section 9 of the Corporations Act 2001.

(3) See the definition of 'relevant interest' in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of 'relevant agreement' in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write 'unknown'.

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

This is Annex A of 1 page referred to in Form 603 - Notice of Initial Substantial Holder.

Signed: ____________________

Name: Andrew B. David
Title: General Counsel
Date: May 12, 2006

ANNEX A to FORM 603
Filed By North Sound Capital LLC
May 12, 2006

North Sound Capital LLC may be deemed the beneficial owner of the shares, and therefore the "substantial holder" thereof, in its capacity as the managing member of North Sound Legacy Institutional Fund LLC and the investment advisor of North Sound Legacy International Ltd. (the "Funds"), who are the holders of such shares. As the managing member or investment advisor, respectively, of the Funds, North Sound Capital LLC has voting and investment control with respect to the ordinary shares held by the Funds. The ultimate managing member of North Sound Capital LLC is Thomas McAuley. North Sound Capital LLC and Mr. McAuley disclaim beneficial ownership of the shares except to the extent of their respective financial interests in each Fund. The address of each Fund and of Mr. McAuley is: 20 Horseneck Lane, Greenwich, CT 06830 United States of America.

Holder of Relevant Interest in the Shares:

North Sound Legacy Institutional Fund LLC
North Sound Legacy International Ltd.
Thomas McAuley

This is Annex B of 1 page referred to in Form 603 - Notice of Initial Substantial Holder.

Signed: ______________________

Name: Andrew B. David
Title: General Counsel
Date: May 12, 2006

ANNEX B to FORM 603
Filed By North Sound Capital LLC
May 12, 2006

Date of acquisition	Consideration		Class and number of securities
	Cash	Non-Cash	
May 1, 2006	AUD0.5867		862,999 ordinary shares
May 4, 2006 *	AUD0.60		10,800,000 ordinary shares
May 10, 2006	AUD0.65		100,000 ordinary shares
May 11, 2006	AUD0.75		1,887,001 ordinary shares
May 12, 2006	AUD0.7499		2,200,000 ordinary shares

* purchased 10,800,000 ordinary shares pursuant to the placement undertaken by the Company described in that certain press release dated 4 May 2006 filed by the Company with the ASX Company Announcements Office.

Each acquisition above has been allocated between North Sound Legacy Institutional Fund LLC and North Sound Legacy International Ltd. such that each such entity is the owner of the ordinary shares set forth at Question 4 on Page 1 of Form 603.

ALLIED GOLD LIMITED

15 May 2006

The Manager
Company Announcement Office
Australian Stock Exchange Limited
Exchange Centre
Level 4, 20 Bridge Street
SYDNEY NSW 2000

FOR IMMEDIATE RELEASE TO THE MARKET

ALLIED GOLD LIMITED
Notice under Section 708A

On 12 May 2006, Allied Gold Limited (**Company**) allotted 21,800,000 shares pursuant to a private placement to clients of UK based Mirabaud Securities Limited at 60 cents per share to raise a total of $13,080,000. The securities are part of a class of securities quoted on the Australian Stock Exchange Limited (**ASX**).

The Company gives this notice pursuant to Section 708A(5)(e) of the Corporations Act.

The shares were issued without disclosure to investors under Part 6D.2, in reliance on Section 708A(5) of the Corporations Act.

The Company, as at the date of this notice, has complied with:

(a) the provisions of Chapter 2M of the Corporations Act; and

(b) Section 674 of the Corporations Act.

There is no excluded information for the purposes of Sections 708A(7) and (8) of the Corporations Act.

Yours faithfully

David Lymburn
Company Secretary

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4894 Email: info@alliedgold.com.au
www.alliedgold.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ALLIED GOLD LIMITED

ABN

86 104 855 067

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,184,561 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary shares – fully paid.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	2,000,000 @ 50 cents 1,000,000 @ 25 cents 1,184,561 @ 20 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Conversion of options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 to 19 May 2006

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	Number 270,791,861 23,382,850	+Class Ordinary (ALD) Options (ALDO)

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Number 1,100,000 3,000,000 2,000,000	+Class Options expiring 31 Dec 2008 exercisable at $0.50 Options expiring 30 June 2007 exercisable at $0.30 Options expiring 30 June 2007 exercisable at $0.40

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The company does not expect to pay dividends in the next 12 months.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company secretary) Date: 19 May 2006

Print name: DAVID LYMBURN...

== == == == ==

+ See chapter 19 for defined terms.

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Allied Gold Ltd
ACN/ARSN	

1. Details of substantial holder (1)

Name	M&G Investment Funds (3) M&G Investment Management Limited M&G Limited M&G Group Limited Prudential plc
ACN/ARSN (if applicable)	
There was a change in the interests of the substantial holder on	25-May-2006
The previous notice was given to the company on	15-May-2006
The previous notice was dated	15-May-2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of Security (4)	Previous Notice		Present Notice	
	Person's votes	Voting Power (5)	Person's votes	Voting Power (5)
Ordinary	32,629,025	12.23%	35,629,025	13.15%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	M&G Investment Funds (3) M&G Investment Management Limited M&G Limited M&G Group Limited Prudential plc	PLEASE SEE ANNEX 1 (Below)			

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities
M&G Investment Funds (3) M&G Investment Management Limited M&G Limited M&G Group Limited Prudential plc	Nortrust Noms Ltd A/C MKK01	Nortrust Noms Ltd A/C MKK01	Power to exercise or control the exercise of, a right to vote attached to the securities Power to dispose of, or control the exercise of a power to dispose of, the	35,629,025

5. Changes in association

The persons who have been associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and CAN/ARSN (if applicable)	Nature of association
M&G Investment Funds (3)	An Open Ended Investment Company the assets of which are under management by M&G Investment Management Limited. M&G Investment Management Limited is a wholely owned subsidiary of Prudential Plc, M&G Limited and M&G Group Limited and as such these companies are included within this notice. Since the previous notice there has been no change in overall ownership structure of the assets. From this notice onwards this will be provided in the form of one notice rather than two as has been the case previously. For your reference the notice previous to this were dated 15-May-06.

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
M&G Investment Funds (3)	Laurence Pountney Hill, London EC4R 0HH, England
M&G Investment Management Limited	Laurence Pountney Hill, London EC4R 0HH, England
M&G Limited	Laurence Pountney Hill, London EC4R 0HH, England
M&G Group Limited	Laurence Pountney Hill, London EC4R 0HH, England
Prudential plc	142 Holborn Bars, London EC1N 2NH, England
Nortrust Nominees	The Northern Trust Company, 50 Bank Street, Canary Wharf, London E14 5NQ, England

Signature

print name **Jonathan Brunton** capacity **Notifiables Administrator**

sign here **Jonathan Brunton** date **30-May-2006**

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Law.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Law.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Law.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Annex 1: Transactions 13 May 2006 to 25 May 2006

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	Ord NPV
M&G Investment Funds (3) M&G Investment Management Limited M&G Limited M&G Group Limited Prudential plc (Nortrust Noms Ltd A/C MKK01)	25-May-06	1,564,680.00		3,000,000